SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D
                               Amendment No. 13

                  Under the Securities Exchange Act of 1934

                            CAROLCO PICTURES INC.
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                  143763100
                    (CUSIP Number of Class of Securities)

                         New Carolco Investments B.V.
                        Parklaan 46, 3016 BC Rotterdam
                               The Netherlands
                          Attn: Hans J. Schutte
                            011-31-10-436-6344
          (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:

                           Brian J. McCarthy, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                      300 South Grand Avenue, Suite 3400
                      Los Angeles, California 90071-3144
                                (213) 687-5000

                               February 20, 1994
                        (Date of Event which Requires
                          Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
          (4), check the following:


          Check the following box if a fee is being paid with this
          Statement:



     CUSIP No. 143763100                 13D

      (1)  NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NEW CAROLCO INVESTMENTS B.V.
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)
                                                       (b)   X

      (3)  SEC USE ONLY

      (4)  SOURCE OF FUNDS*

      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           The Netherlands

                                             : (7)  SOLE VOTING POWER
                                             :          7,929,328
                                             : (8)  SHARED VOTING
      NUMBER OF SHARES BENEFICIALLY          :           0
      OWNED BY EACH REPORTING                :
      PERSON WITH                            : (9)  SOLE DISPOSITIVE
                                             :          7,929,328
                                             :(10)  SHARED DISPOSITIVE
                                             :           0

     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
                      7,929,328

     (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*

     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      5.3%

     (14)  TYPE OF REPORTING PERSON*
               CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



     CUSIP No. 143763100                 13D

      (1) NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          MARIO F. KASSAR
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)
                                                       (b)   X

      (3)  SEC USE ONLY

      (4)  SOURCE OF FUNDS*

      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Dominican Republic

                                             : (7)  SOLE VOTING POWER
                                             :       10,885,647
                                             : (8)  SHARED VOTING
      NUMBER OF SHARES BENEFICIALLY          :           0
      OWNED BY EACH REPORTING                :
      PERSON WITH                            : (9)  SOLE DISPOSITIVE
                                             :       10,885,647
                                             :(10)  SHARED DISPOSITIVE
                                             :           0

     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
                      10,885,647

     (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*

     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      7.2%

     (14)  TYPE OF REPORTING PERSON*
               IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    Pursuant to Item 101(a)(2)(ii) of Regulation
          S-T, this Amendment No. 13 restates the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 9, 1990 by New Carolco Investments B.V., a corporation organized under the laws of The Netherlands ("New CIBV"), as amended by (a) Amendment No. 1 filed on January 22, 1990, (b) Amendment No. 2 filed on February 1, 1990, (c) Amendment No. 3 filed on March 19, 1990, (d) Amendment No. 4 filed on November 3, 1990, (e) Amendment No. 5 filed on January 12, 1991, (f) Amendment No. 6 filed on October 1, 1991,
          (g) Amendment No. 7 filed on November 13, 1991, (h) Amendment No. 8 filed on March 25, 1992, (i) Amendment No. 9 filed on April 8, 1992, (j) Amendment No. 10 filed on May 7, 1993, (k) Amendment No. 11 filed on May 26, 1993 and (l) Amendment No. 12 filed on October 21, 1993 (as amended, the "Schedule 13D").

          ITEM 1.   SECURITY AND ISSUER.

                    This Schedule 13D relates to the common stock, $.01 per share (the "Common Stock"), of Carolco Pictures Inc., a Delaware corporation ("CPI"). The principal executive offices of CPI are located at 8800 Sunset Boulevard, Los Angeles, California 90069.

                    The information set forth in the Exhibits is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

          ITEM 2.   IDENTITY AND BACKGROUND.

                    This Schedule 13D is filed on behalf of New
          CIBV and Mario F. Kassar, an individual (collectively, the "Reporting Persons"). The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

                    The business address of New CIBV is Parklaan
          46, 3016 BC Rotterdam, The Netherlands. The principal business of New CIBV is its investment in CPI. Arie Mout is Managing Director and Mr. Kassar is Supervisory Director of New CIBV. Mr. Mout is retired. Mr. Mout is a citizen of The Netherlands.

                     Mr. Kassar's business address is 8800 Sunset
          Boulevard, Los Angeles, California 90069. Mr. Kassar's principal occupation is Chairman of the Board of Directors and Chief Executive Officer of CPI. Mr. Kassar is a citizen of the Dominican Republic.

                    During the last five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the executive officers or directors of New CIBV, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION.

                    Item 4 hereof is hereby incorporated herein by reference.

                    On December 30, 1989, New CIBV purchased
          18,581,000 shares of Common Stock from Carolco Investments B.V., a corporation organized under the laws of The Netherlands ("CIBV"). Prior to such transaction, New CIBV held a 50% interest in CIBV. The consideration for such purchase consisted of (a) certain notes, each of which has been repaid, (b) an option in favor of CIBV to purchase 500,000 shares of Common Stock from New CIBV, which has been cancelled, (c) the transfer to a third party of all of the capital stock of CIBV held by New CIBV, together with certain indebtedness of CIBV secured by shares of capital stock of CIBV held by New CIBV, (d) the assumption by New CIBV of certain liabilities of CIBV and (e) $5,000,000, which was borrowed by New CIBV and has been repaid.

          ITEM 4.   PURPOSE OF THE TRANSACTION.

                    Pursuant to a Purchase Agreement, dated as of October 17, 1990, among New CIBV, Carolco International N.V., a corporation organized under the laws of the Netherlands Antilles and a wholly owned subsidiary of CPI ("CINV"), and CPI, CINV purchased 3,461,538 shares of Common Stock from New CIBV.

                    On March 24, 1992, CPI consummated a financial restructuring (the "March 1992 Restructuring"). Concurrently with and as a condition to the March 1992 Restructuring, the Reporting Persons consummated a series of transactions related to the shares of Common Stock owned of record by New CIBV. Pursuant to the terms of a Stock Transfer and Settlement Agreement between New CIBV and Valdina Corporation B.V., a corporation organized under the laws of The Netherlands ("Valdina"), dated as of March 23, 1992 (the "Stock Transfer Agreement"), a copy of which was attached as Exhibit 16 to Amendment No. 8 to the Schedule 13D, New CIBV transferred to Valdina 6,000,000 shares of Common Stock (the "Valdina Shares"). The Valdina Note was secured by, and the Reporting Person granted Valdina a first priority security interest in, 8,619,502 shares of Common Stock pursuant to a security and pledge agreement, dated as of March 23, 1992 (the "Valdina Security Agreement"), a copy of which was attached as Exhibit 18 to Amendment No. 8 to the Schedule 13D.

                    Each of Le Studio Canal+, an entity organized under the laws of France ("Canal+"), Pioneer LDCA, Inc., a Delaware corporation ("Pioneer"), and RCS Video International Services B.V., an entity organized under the laws of The Netherlands ("RCS" and, together with Canal+ and Pioneer, the "Foreign Investors"), acquired a one-third interest in the Valdina Note and Valdina's rights under the Valdina Security Agreement pursuant to note purchase agreements with Valdina dated as of March 23, 1992 (the "Note Purchase Agreements"). The Valdina Note was presented to New CIBV and New CIBV issued a non-recourse secured promissory note in the principal amount of $2,500,000, dated March 23, 1992, to each of the Foreign Investors, copies of which were attached as Exhibits 19, 20 and 21, respectively, to Amendment No. 8 to the Schedule 13D (the "Foreign Investor Notes"). Each of the Foreign Investor Notes was secured by, and New CIBV granted each of the Foreign Investors a first priority security interest in, 2,873,166 shares of Common Stock pursuant to security and pledge agreements, dated as of March 23, 1992, copies of which were attached as Exhibits 22, 23 and 24, respectively, to Amendment No. 8 to the Schedule 13D.

                    Pursuant to an Inducement Agreement between New CIBV, Mr. Kassar, Clorenda Corporation A.V.V., a corporation organized under the laws of Aruba ("Clorenda"), and each of the Foreign Investors, dated as of March 23, 1992, a copy of which was attached as
          Exhibit 25 to Amendment No. 8 to the Schedule 13D, New CIBV has the right to acquire certain shares of Common Stock that the Foreign Investors acquired from Valdina pursuant to the Note Purchase Agreements.

                    On December 24, 1992, CPI announced a financial restructuring (the "December 1992 Restructuring"), which included an investment in CPI by each of the Foreign Investors and Metro-Goldwyn-Mayer Inc., a Delaware corporation ("MGM"), and filed a Registration Statement on Form S-1 (File No. 33-56380) with the Commission (the "Restructuring S-1"). The Foreign Investors and MGM required the renegotiation and extension of the employment agreement among Mr. Kassar, CPI and CINV, dated as of March 23, 1992, on terms acceptable to Mr. Kassar, the Foreign Investors, MGM and CPI as a condition to the December 1992 Restructuring. Mr. Kassar and CPI entered into a new employment agreement, dated as of May 3, 1993, a copy of which was attached as Exhibit 28 to Amendment No. 10 to the Schedule 13D (the "May 1993 Agreement"), the term of which commenced as of October 20, 1993, the consummation date of the December 1992 Restructuring (the "Effective Date"), and will end on December 31, 1997 (the "Term").

                    Pursuant to the May 1993 Agreement, Mr. Kassar
          (i) acknowledged the corporate governance arrangements set forth therein and in Amendment No. 1 to the Restructuring S-1 filed with the Commission on May 7, 1993, the documents referred to in the Restructuring S-1 and the Stockholders Agreement among CPI, the Foreign Investors (or their affiliates), MGM Holdings Corporation ("MGM Holdings") and New CIBV (the "Stockholders Agreement"), the form of which was attached to the May 1993 Agreement as Exhibit A, and (ii) agreed to cause New CIBV to enter into the Stockholders Agreement. The Stockholders Agreement also granted New CIBV the right to participate proportionately in certain sales or dispositions by MGM Holdings and the Foreign Investors, subject to certain conditions.

                    Also pursuant to the May 1993 Agreement, CPI agreed to use its best efforts to register under the Securities Act of 1933, as amended, any unregistered shares of Common Stock that have been or will be issued to Mr. Kassar or his affiliates upon Mr. Kassar's demand.

                    Simultaneously with the execution of the May
          1993 Agreement, CPI and Mr. Kassar entered into a stock option agreement, a copy of which was attached as Exhibit 29 to Amendment No. 10 to the Schedule 13D (the "Option Agreement"), which granted Mr. Kassar stock options to purchase 15,000,000 shares of Common Stock at the fair market value as of the Effective Date, such options to vest pro rata on a monthly basis during the Term. Pursuant to the May 1993 Agreement, in the event of certain changes in the Common Stock, the number and kind of shares subject to the stock options and the exercise price of stock options currently held by Mr. Kassar or his affiliates and to be received by Mr. Kassar pursuant to the Option Agreement will be appropriately adjusted.

                    On May 6, 1993, New CIBV consummated a series of transactions related to the shares of Common Stock owned by it. Pursuant to the First Amendment to Inducement Agreement between Mr. Kassar, New CIBV, Clorenda and each of the Foreign Investors, dated as of April 30, 1993, the form of which was attached as Exhibit 30 to Amendment No. 10 to the Schedule 13D (the "First Amendment to Inducement Agreement"), New CIBV issued an amended and restated non-recourse secured promissory note in the principal amount of $3,438,232 to each of the Foreign Investors, the forms of which were attached as Exhibits 31, 32 and 33, respectively, to Amendment No. 10 to the Schedule 13D (the "Amended Notes"). New CIBV also entered into an amended and restated security and pledge agreement with each of the Foreign Investors, the forms of which were attached as Exhibits 34, 35 and 36, respectively, to Amendment No. 10 to the Schedule 13D, which secured the Amended Notes and granted each of the Foreign Investors a first priority security interest in 2,873,166 shares of Common Stock (the "Security Interest").

                    On November 22, 1991, a settlement and a dismissal with prejudice of David Ackerman, et al. vs. Mario F. Kassar, et al., Case No. 91-1468 GT (BTM), and related actions pending in the Superior Court of the State of California, County of Los Angeles entitled Ackerman vs. Kassar, et al., Master File No. BC015018, and in the Delaware Court of Chancery entitled Arthur Magna, Inc. vs. Kassar, et al., No. 11743, was approved and an Order and Final Judgment approving the Stipulation and Agreement of Compromise and Settlement and Consent to Magistrate Judge McCue's Jurisdiction, dated October 18, 1991 (the "Stipulation"), entered.

                    In connection with the Stipulation, pursuant to the First Amendment to Inducement Agreement, on May 21,
          1993, each of the Foreign Investors released and reassigned to New CIBV, free and clear of the Security
          Interest, 230,058 shares of Common Stock.

                    On May 25, 1993, New CIBV tendered to CPI an aggregate of 1,490,943 shares of Common Stock as follows:
          (i) 300,769 authorized, but unissued, shares of Common Stock, which were held in a trust as part of the Settlement, and (ii) 1,190,174 shares of Common Stock. Such tender was made in reliance upon and in consideration of certain representations, warranties and covenants by CPI set forth in a letter agreement between New CIBV and CPI, dated May 25, 1993, a copy of which was attached as Exhibit 38 to Amendment No. 11 to the
          Schedule 13D, in full satisfaction of the obligations of the Reporting Persons under Paragraph 3 of the Stipulation.

                    Mr. Kassar and CPI entered into an Agreement for Cancellation and Reissuance of Stock Options, dated October 13, 1993 (the "Reissuance Agreement"), a copy of which was attached as Exhibit 39 to Amendment No. 12 to the Schedule 13D, pursuant to which options granted to Mr. Kassar to purchase 1,645,000 shares of Common Stock were cancelled and terminated effective April 20, 1993. In return for such cancellation, Mr. Kassar received 1,645,000 replacement options, 50% of which vest on April 20, 1994 and the remainder of which vest on April 20, 1995.

                    On October 20, 1993, (i) the December 1992
          Restructuring was consummated, (ii) pursuant to its terms, the May 1993 Agreement became effective and
          (iii) CPI, the Foreign Investors (or their affiliates), MGM Holdings and New CIBV entered into the Stockholders Agreement in the form attached to the May 1993 Agreement as Exhibit A. In addition, the Tag Along and Voting Rights Agreement, dated as of September 13, 1991, between Neue Constantin Film GMBH & Co. Verleih KG, a corporation organized under the laws of Germany ("Neue Constantin"), and New CIBV, pursuant to which Neue Constantin agreed to vote, and to use its best efforts to cause its controlled affiliates (as defined therein) to vote, all voting securities (as defined therein and which include shares of Common Stock) beneficially owned by Neue Constantin or any of its controlled affiliates (which equalled 222,223 shares of Common Stock on October 20, 1993) in accordance with the recommendations of New CIBV with respect to any matters submitted to the stockholders of CPI was terminated.

                    The Reporting Persons have acquired the shares of the Common Stock for investment purposes only.
          Neither New CIBV nor Mr. Kassar, in his individual capacity, currently have any plans or proposals which relate to or would result in any of the following matters:

                    (a)  The acquisition by any person of
          additional securities of CPI, or the disposition of securities of CPI;

                    (b)  An extraordinary corporate transaction,
          such as a merger, reorganization or liquidation, involving CPI or any of its subsidiaries;

                    (c) A sale or transfer of a material amount of assets of CPI or any of its subsidiaries;

                    (d)  Any change in the present board of
          directors or management of CPI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                    (e)  Any material change in the present
          capitalization or dividend policy of CPI;

                    (f)  Any other material change in CPI's
          business or corporate structure, including but not limited to, if CPI is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section 13 of the Investment Company Act of 1940;

                    (g)  Changes in CPI's charter, bylaws or
          instruments corresponding thereto or other actions which may impede the acquisition of control of CPI by any person;

                    (h) Causing a class of securities of CPI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                    (i)  A class of equity securities of CPI
          becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange
          Act of 1934, as amended; or

                    (j)  Any action similar to any of those
          enumerated above.

                    Mr. Kassar may be deemed to own beneficially the shares of Common Stock owned by New CIBV. All of the capital stock of New CIBV is owned by Clorenda, which in turn is 50.1% owned by The Kassar Family Trust, which benefits certain members of Mr. Kassar's family, and 49.9% owned by Canora A.V.V., a corporation organized under the laws of Aruba, which is owned 100% by Mr. Kassar.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    Item 4 hereof is hereby incorporated herein by reference.

                    New CIBV may be deemed to beneficially own
          7,929,328 shares of Common Stock, or 5.3% of the shares of Common Stock outstanding. This percentage is based on 148,545,523 shares of Common Stock outstanding as of October 20, 1993. New CIBV may be deemed to have sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 7,929,328 shares of Common Stock.

                    Mr. Kassar may be deemed to beneficially own
          10,885,647 shares of Common Stock, including (i) 2,956,319 shares of Common Stock that are issuable upon the exercise of vested options or options that vest within 60 days of February 28, 1994 in favor of Mr. Kassar and (ii) 7,929,328 shares of Common Stock that are owned of record by New CIBV, or 7.2% of the shares of Common Stock outstanding. This percentage is based on 151,501,842 shares of Common Stock, the aggregate of the shares of Common Stock outstanding as of October 20, 1993 and the shares of Common Stock that Mr. Kassar has the right to acquire beneficial ownership of through vested stock options and options that vest within 60 days of February 28, 1994. Mr. Kassar may be deemed to have sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 10,885,647 shares of Common Stock.

                    Pursuant to the May 1993 Agreement and the Option Agreement, options in favor of Mr. Kassar to purchase 294,117 shares of Common Stock vested or will vest on each of October 31, 1993, November 30, 1993, December 31, 1993, January 31, 1994, February 28, 1994,
          March 31, 1994 and April 30, 1994. In addition, CPI granted Mr. Kassar immediately exercisable options to acquire 75,000 shares of Common Stock on December 1, 1993 for his service as a member of the Board of Directors of CPI and the Supervisory Committee of the Board of Directors of CPI. Pursuant to the Reissuance Agreement, options to purchase 822,500 shares of Common Stock will vest on April 20, 1994.

                    Other than as set forth in the Stockholders
          Agreement, there are no agreements with other parties to either vote or to act in concert with respect to CPI.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

                    The information set forth in Items 3, 4 and 5 hereof is hereby incorporated herein by reference.

          ITEM 7.   INFORMATION TO BE FILED AS EXHIBITS.

          Exhibit        Description

             1           Joint Filing Agreement between the
                         Reporting Persons pursuant to Rule 13d-
                         1(f)(1)(iii)

                    The following information was filed as Exhibits to previous amendments to the Schedule 13D:

                         Stock Transfer and Settlement Agreement, dated as of March 23, 1992, between New Carolco Investments B.V. and Valdina Corporation B.V. (filed as Exhibit 16 to Amendment No. 8 to the Schedule 13D)

                         $7,500,000 Non-recourse Secured Promissory
                         Note, dated March 23, 1992, made by New
                         Carolco Investments B.V. in favor of
                         Valdina Corporation B.V. (filed as Exhibit
                         17 to Amendment No. 8 to the Schedule 13D)
                         Security and Pledge Agreement, dated as of March 23, 1992, between New Carolco Investments B.V. and Valdina Corporation B.V. (filed as Exhibit 18 to Amendment No. 8 to the Schedule 13D)

                         $2,500,000 Non-recourse Secured Promissory
                         Note, dated March 23, 1992, made by New
                         Carolco Investments B.V. in favor of Le
                         Studio Canal+ (filed as Exhibit 19 to
                         Amendment No. 8 to the Schedule 13D)

                         $2,500,000 Non-recourse Secured Promissory
                         Note, dated March 23, 1992, made by New
                         Carolco Investments in favor of Pioneer
                         LDCA, Inc. (filed as Exhibit 20 to
                         Amendment No. 8 to the Schedule 13D)

                         $2,500,000 Non-recourse Secured Promissory
                         Note, dated March 23, 1992, made by New
                         Carolco Investments B.V. in favor of RCS
                         Video International Services B.V. (filed as Exhibit 21 to Amendment No. 8 to the
                         Schedule 13D)

                         Security and Pledge Agreement, dated as of March 23, 1992, between New Carolco
                         Investments B.V. and Le Studio Canal+
                         (filed as Exhibit 22 to Amendment No. 8 to the Schedule 13D)

                         Security and Pledge Agreement, dated as of March 23, 1992, between New Carolco
                         Investments B.V. and Pioneer LDCA, Inc.
                         (filed as Exhibit 23 to Amendment No. 8 to the Schedule 13D)

                         Security and Pledge Agreement, dated as of March 23, 1992, between New Carolco Investments B.V. and RCS Video International Services B.V. dated as of March 23, 1992 (filed as Exhibit 24 to Amendment No. 8 to the Schedule 13D)

                         Inducement Agreement, dated as of March
                         23, 1992, among New Carolco Investments
                         B.V., Clorenda Corporation A.V.V., Mario
                         F. Kassar, Le Studio Canal+, Pioneer LDCA,
                         Inc. and RCS Video International Services
                         B.V. (filed as Exhibit 25 to Amendment No.
                         8 to the Schedule 13D)

                         Employment Agreement, dated as of May 3,
                         1993 between Mario F. Kassar and Carolco
                         Pictures Inc. (filed as Exhibit 28 to
                         Amendment No. 10 to the Schedule 13D)

                         Option Agreement, dated as of May 3, 1993, between Mario F. Kassar and Carolco
                         Pictures Inc. (filed as Exhibit 29 to
                         Amendment No. 10 to the Schedule 13D)

                         Form of First Amendment to Inducement
                         Agreement, dated as of April 30, 1993,
                         among New Carolco Investments B.V.,
                         Clorenda Corporation A.V.V., Mario F.
                         Kassar, Le Studio Canal+, Pioneer LDCA,
                         Inc. and RCS Video International Services
                         B.V. (filed as Exhibit 30 to Amendment No.
                         10 to the Schedule 13D)

                         Form of Amended and Restated Non-recourse
                         Secured Promissory Note, dated April 30,
                         1993 made by New Carolco Investments B.V.
                         in favor of Le Studio Canal+ (filed as
                         Exhibit 31 to Amendment No. 10 to the
                         Schedule 13D)

                         Form of Amended and Restated Non-recourse
                         Secured Promissory Note, dated April 30,
                         1993, made by New Carolco Investments B.V.
                         in favor of Pioneer LDCA, Inc. (filed as Exhibit 32 to Amendment No. 10 to the
                         Schedule 13D)

                         Form of Amended and Restated Non-recourse
                         Secured Promissory Note, dated April 30,
                         1993, made by New Carolco Investments B.V.
                         in favor of RCS Video Services
                         International B.V. (filed as Exhibit 33 to
                         Amendment No. 10 to the Schedule 13D)

                         Form of Amended and Restated Security and
                         Pledge Agreement, dated as of April 30,
                         1993, between New Carolco Investments B.V.
                         and Le Studio Canal+ (filed as Exhibit 34 to Amendment No. 10 to the Schedule 13D)

                         Form of Amended and Restated Security and
                         Pledge Agreement, dated as of April 30,
                         1993, between New Carolco Investments B.V.
                         and Pioneer LDCA, Inc. (filed as Exhibit
                         35 to Amendment No. 10 to the Schedule
                         13D)

                         Form of Amended and Restated Security and
                         Pledge Agreement, dated as of April 30,
                         1993, between New Carolco Investments B.V.
                         and RCS Video Services International B.V.
                         (filed as Exhibit 36 to Amendment No. 10 to the Schedule 13D)

                         Letter Agreement, dated May 25, 1993,
                         between New Carolco Investments B.V. and
                         Carolco Pictures Inc. (filed as Exhibit 38 to Amendment No. 11 to the Schedule 13D)

                         Agreement for Cancellation and Reissuance of Stock Options, dated October 13, 1993, between Mario F. Kassar and Carolco Pictures Inc. (filed as Exhibit 39 to Amendment No. 12 to the Schedule 13D)


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: February 23, 1994

                              NEW CAROLCO INVESTMENTS B.V.

                              By:/s/ Arie Mout
                                       Arie Mout
                                   Managing Director

                                /s/ Mario F. Kassar
                                    Mario F. Kassar



                                EXHIBIT INDEX

          Exhibit        Description

             1           Joint Filing Agreement between the
                         Reporting Persons pursuant to Rule 13d-
                         1(f)(1)(iii)




                                                          EXHIBIT 1

                            Joint Filing Agreement

                    In accordance with Rule 13d-1(f) of the
          Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of Carolco Pictures Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filing provided that, as contemplated by Section 13d-1(f)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          Dated:  February 23, 1994

                                   NEW CAROLCO INVESTMENTS B.V.

                                   By:  /s/ Arie Mout
                                        Arie Mout
                                        Managing Director

                                   /s/ Mario F. Kassar
                                          Mario F. Kassar